SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.
-------  -------------------------------

         Series J 4.875% Senior Notes due July 15, 2007 (the "Notes")

Item 2.  Issue, renewal or guaranty.
-------  ---------------------------

         Issue

Item 3.  Principal amount of each security.
-------  ----------------------------------

         $300,000,000

Item 4.  Rate of interest per annum of each security.
-------  --------------------------------------------

         4.875%

Item 5.  Date of issue, renewal or guaranty of each security.
-------  ----------------------------------------------------

         July 3, 2002

Item 6.  If renewal of security, give date of original issue.
-------  ----------------------------------------------------

         Not Applicable



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                                      - 2 -

Item 7.  Date of maturity of each security.
-------  ----------------------------------

         July 15, 2007

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.
-------  -----------------------------------------------------------------------

         The Company issued and sold the Notes to Banc of America Securities LLC, ABN Amro Incorporated, BNY Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Jackson Securities Inc. and KBC Financial Products USA Inc., as the Underwriters, pursuant to an Underwriting Agreement dated June 27, 2002.

Item 9.  Collateral given with each security, if any.
-------  --------------------------------------------

                  None.

Item 10. Consideration received for each security.
-------- -----------------------------------------

         $297,930,000 (99.31% of the principal amount)

Item 11. Application of proceeds of each security.
-------- -----------------------------------------

         The proceeds from the sale of the Notes will be applied by the Company to prepay a portion of a $350,000,000 bank loan which matures in August 2002 and bears interest at the one-month London interbank offered rate plus 0.25%.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
-------- -----------------------------------------------------------

         a. the provisions contained in the first sentence of Section 6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -

Item 13. Not Applicable.
-------- ---------------

Item 14. Not Applicable.
-------- ---------------


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                                      - 3 -


Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the
         Commission other than Rule U-48, designate the rule under which exemption is claimed.
-------- ---------------------------------------------------------

                  Rule 52


Date:  July 3, 2002                         GEORGIA POWER COMPANY



                                        By:  /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary